Exhibit (c)(1)

The Mexico Fund, Inc.

January 19, 2010

As announced on December 7, 2009, The Mexico Fund, Inc. (the “Fund”) is paying on January 19, 2010 a combined distribution of $0.4629 per share, consisting of (1) a distribution of $0.42 per share pursuant to its Managed Distribution Plan (MDP) (the equivalent of 2.5% of the Fund’s net asset value per share (NAV) as of December 31, 2008) and (2) an additional distribution of $.0429 per share paid by the Fund to meet applicable tax requirements under the U.S. Internal Revenue Code. This combined distribution is the last corresponding to the fiscal year 2009. All of the distributions corresponding to the fiscal year 2009 were comprised of net investment income and long-term capital gains.

As a general matter, the amount of distributable income for each fiscal period depends on the aggregate gains and losses realized by the Fund during the entire year. Distributions may consist of net investment income, capital gains and return of capital, but the character of these distributions cannot be determined until after the end of the Fund’s fiscal year.

Under the Investment Company Act of 1940, the Fund is required to indicate the source of each distribution to stockholders. The following table sets forth (A) the source of the combined distribution (including the portion of the distribution paid pursuant to the MDP and the additional distribution) and (B) an estimate of the source of distributions for the current fiscal period:

Distribution Estimates	January 2010		Fiscal Year-to-date (YTD)[1]
Source	Per Share Amount	Percent of Current Distribution	Per Share Amount	Percent of Fiscal Year Distributions
Net Investment Income	—	—	—	—
Net Realized Short-Term Capital Gains	—	—	—	—
Net Realized Long-Term Capital Gains	$0.4629	100.00%	$0.4629	100.00%
Return of Capital (or other Capital Source)	—	—	—	—

Total Distribution	$0.4629	100.00%	$0.4629	100.00%

Information regarding the Fund’s performance and distribution rates is set forth below:

Average Annual Total Return for the 5-year period ended on December 31, 2009[2]	22.79%
Annualized Distribution Rate (current fiscal year)[3]	—
Current Fiscal Year Cumulative Total Return[4]	10.45%
Cumulative Distribution Rate (current fiscal year)[5]	—

[1]	The Fund’s current fiscal year began on November 1, 2009.

[2]

Average Annual Total Return represents the simple arithmetic average of the Annual NAV Total Returns of the Fund for the last five years. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

[3]

The Current Annualized Distribution Rate is the Cumulative Distribution Rate as of December 31, 2009, annualized as a percentage of the Fund’s NAV at the same date. This rate is zero because no distribution was paid between the beginning of the current fiscal year, November 1, 2009, and December 31, 2009.

[4]

Fiscal Year Cumulative Total Return is the percentage change in the Fund’s NAV from November 1, 2009 through December 31, 2009, including distributions paid and assuming reinvestment of those distributions.

[5]

Cumulative Distribution Rate for the Fund’s current fiscal period (November 1, 2009 through December 31, 2009) measured on the dollar value of distributions in the period as a percentage of the Fund’s NAV as of December 31, 2009. This rate is zero because no distribution was paid between the beginning of the current fiscal year, November 1, 2009, and December 31, 2009.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s MDP.

The amounts and sources of distributions for the current fiscal period reported above are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report the distribution for federal income tax purposes.